

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 12, 2017

Via E-Mail
David Po
Chief Executive Officer
Image Chain Group Limited, Inc.
Room 503, 5/F, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong, S.A.R.

> **Re: Image Chain Group Limited, Inc.**
> **Form 8-K**
> **Filed November 14, 2017**
> **File No. 000-55326**

Dear Mr. Po:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please update the financial statements and other financial information in the filing for the period ended September 30, 2017. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Explanatory Note, page 4

2. We note your disclosure that the exchange of the 5,000,000 shares of preferred stock for 5,000,000 shares of common stock has not taken place under the Stock Settlement and Release Agreement filed with your Form 8-K on February 14, 2017 and that the May 1, 2017 decrease in your authorized shares of preferred stock is still in process. Please tell us whether the parties to the settlement agreement amended the settlement agreement to agree to the reverse stock split of a 1 for 100 basis to receive 50,000 common shares

instead of 5,000,000 common shares. Please also disclose the number of your preferred shares that are outstanding and whether such preferred stock is authorized.

Item 1.01 Entry into a Material Definitive Agreement, page 6

3. We note disclosure that prior to disposing of your assets on November 15, 2016, you were in the business of promoting and distributing branded teas. We also note disclosure that after the November 14, 2017 transaction, you are in the business of selling tea products. Please provide a brief description of any material relationship between the registrant or its affiliates and any of the parties, other than in the respect of the Share Exchange Agreement. See Item 1.01(a)(1) of Form 8-K.

Liquidity and Capital Resources, page 16

4. We note disclosure of your short-term bank loans, long-term bank loans and amounts due to related parties. Please revise your filing to provide disclosure under Item 2.03 of Form 8-K.

Directors and Executive Officers, page 21

5. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director. See Item 401(e) of Regulation S-K.

Exhibits, page 33

6. We note the articles of incorporation and certificate of correction of the articles of incorporation filed as exhibits 3.1 and 3.3. Please file the May 1, 2017 amendment to your articles of incorporation as disclosed on page 4. Please ensure that the description of your preferred stock on page 28 in the Description of Securities section is consistent with your amended articles of incorporation.

Exhibit 2.1

7. Please refile the Share Exchange Agreement to include the information in Exhibit A. We note that the names of the Image P2P Trading Group Limited (Image P2P) selling stockholders, the number of Image P2P shares they own, and the amount of your common stock they will receive in the share exchange are not included in the exhibit.

Exhibits 99.1 and 99.2

8. Please request that your auditor provide a properly dated opinion which complies with Article 2-02 of Regulation S-X and amend your filing to include such opinion.

<u>Exhibit 99.3</u>

<u>3. Pro Forma Adjustments, page 5</u>

9. It appears that you are eliminating the accumulated deficit prior to the date of the SEA of Image Chain Group, not P2P Trading Group as your footnote indicates. Please modify your notes to the pro forma statements, to properly identify the entity for which the accumulated loss is being adjusted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
        David Po